Exhibit 99.1

NEWS RELEASE

Attention: Financial Editors	Stock Symbol:	PGF - TSX
PGH - NYSE

PENGROWTH ENERGY CORPORATION ANNOUNCES CASH DIVIDEND
PAYABLE JUNE 15, 2012

(Calgary, May 11, 2012) /Marketwire/ - Pengrowth Energy Corporation today announced its June 15, 2012 cash dividend will be Cdn $0.07 per common share. The ex-dividend date is May 18, 2012. The dividend will be payable to all shareholders who hold shares on the record date of May 23, 2012.

The dividend of Cdn $0.07 per common share is equivalent to approximately U.S. $0.07 per common share using a Canadian/U.S. dollar exchange rate of Cdn$1.00:U.S. $1.00. The actual U.S. dollar equivalent of the dividend will be based upon the actual Canadian/U.S. dollar exchange rate in effect on the payment date, net of applicable Canadian withholding taxes for U.S. residents who hold their Pengrowth shares in taxable accounts.

The above dividend has been designated as an “eligible dividend” for Canadian income tax purposes. Pengrowth’s dividends are also considered “qualified dividends” for U.S. income tax purposes.

Dividend Reinvestment and Premium Dividend Plan

Pengrowth has a Dividend Reinvestment Plan (DRIP) program and a Premium DividendTM program which provide eligible shareholders of Pengrowth with the opportunity to reinvest their dividends in new shares at a five percent discount to the average trading price (as calculated pursuant to the Plan) on the applicable dividend payment date, where the new shares will, at the participant's election, either be:

•	credited to the participant's account under the DRIP; or

•
  for Canadian participants only, delivered to the designated Plan Broker and disposed of under the Premium Dividend™ program in exchange for a cash payment to the participant equal to 102 percent of the reinvested dividends.

Additional information on the Plan can be obtained by calling Olympia Trust Company, Pengrowth’s transfer agent, at 1-888-353-3138 or Pengrowth Investor Relations at 1-888-744-1111.

Special Meeting – Combination with NAL Energy Corporation

Pengrowth is also pleased to announce that the special meeting of shareholders in regards to the previously announced proposed strategic business combination of Pengrowth Energy Corporation and NAL Energy Corporation  will be held on May 23, 2012 at 4:00 P.M. MDT in the Wildrose North Ballroom at the Sheraton Suites Eau Claire located at 255 Barclay Parade SW, Calgary, Alberta. Information circulars pertaining to the special meeting of shareholders have been mailed out and are available online at http://www.pengrowth.com/investors/public_filings/.

About Pengrowth:

Pengrowth Energy Corporation is a dividend paying, intermediate Canadian producer of oil and natural gas, headquartered in Calgary, Alberta. Pengrowth’s focus is on the development of conventional and unconventional resource-style plays in the Western Canadian Sedimentary Basin. Pengrowth’s projects include the Swan Hills (light oil) play in north-central Alberta, the Olds (light oil/gas) play in south-central Alberta, the Lindbergh (Steam Assisted Gravity Drainage) project in east-central  Alberta and the Bodo (EOR polymer) play in east-central Alberta. Pengrowth’s shares trade on both the Toronto Stock Exchange under the symbol “PGF” and on the New York Stock Exchange under the symbol “PGH”.

PENGROWTH ENERGY CORPORATION
Derek Evans
President and Chief Executive Officer

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-888-744-1111

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